January 10, 2020

By Electronic Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Chris Edwards

Re:	Schrödinger, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Filed December 13, 2019
CIK No. 0001490978

Ladies and Gentlemen:

On behalf of Schrödinger, Inc. (the “Company”), submitted herewith for filing is a Registration Statement on Form S-1 (the “Registration Statement”) relating to the registration under the Securities Act of 1933, as amended (the “Securities Act”), of shares of common stock of the Company.

The Registration Statement is being filed in part to respond to the comments contained in letters, dated December 18, 2019 and January 9, 2020 (the “Letters”), from the Staff (the “Staff”) of the Office of Life Sciences of the Division of Corporation Finance of the Securities and Exchange Commission to Ramy Farid, the Company’s Chief Executive Officer, relating to the Registration Statement. The responses contained herein are based on information provided to us by representatives of the Company. The responses are keyed to the numbering of the comment in the letter dated January 9, 2020 and to the heading used in such letter. Where appropriate, the Company has responded to the Staff’s comment by making changes to the disclosure in the Registration Statement.

Supplemental Response dated January 7, 2020

Prospectus Summary

Our Drug Discovery Business, page 8

1.	We have reviewed the supplemental materials provided in response to the comment in our letter dated December 18, 2019 and have the following comments:

•

Please limit your tabular presentation of programs in the summary and the business section to those in which you have a direct financial interest. Disclose the material terms of each collaboration and licensing agreement and file the agreements as exhibits to the registration statement. The material terms should include quantified disclosure of milestone payments made or received to date, the aggregate amount of potential milestone payments and the nature of optional fees. Please note that listing aggregate potential revenues assuming all product candidates achieve all approvals and milestones is not appropriate.

Securities and Exchange Commission

Division of Corporation Finance

January 10, 2020

Response: In response to the Staff’s comment regarding the tabular presentation of programs in the summary and the business section, the Company has revised its disclosure on pages 8 and 108 of the Registration Statement to remove the tabular presentation of the programs of its collaborators.

In addition, the Company respectfully advises the Staff that it believes that none of its collaboration agreements are required to be filed as exhibits to the Registration Statement pursuant to Regulation S-K, Item 601 because none of such collaboration agreements are material within the meaning of Regulation S-K Item 601(10)(b). Specifically, the Company submits that these commercial agreements fall into the category of ordinary course contracts described in Regulation S-K, Item 601(b)(10)(ii), which provides, in relevant part, that “if the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed” unless the contract falls within one or more of the categories covered by paragraphs (A) through (D) thereof, in which case it should be filed except where immaterial in amount or significance. As described in the Registration Statement, part of the Company’s business is to enter into collaboration agreements with biopharmaceutical companies to advance the discovery of new medicines and, as such, its collaboration agreements are agreements that ordinarily accompany the kind of business conducted by the Company. Moreover, the Company believes that, individually, its collaboration agreements are not material contracts within the meaning of Regulation S-K, Item 601(b)(10)(ii)(B) thereof, which requires the filing of “[a]ny contract upon which the registrant’s business is substantially dependent … or license or other agreement … upon which registrant’s business depends to a material extent.” Although the Company believes that it is beneficial for investors to be informed of the general features of its drug discovery collaborations, as well as both the quantity and quality of its collaborators, the Company respectfully advises the Staff that its business is not substantially dependent on any individual collaboration agreement.

In response to the Staff’s comment regarding the appropriateness of listing aggregate potential revenues assuming all product candidates achieve all approvals and milestones, the Company has revised such disclosure on pages 9, 109 and 110 of the Registration Statement.

Securities and Exchange Commission

Division of Corporation Finance

January 10, 2020

•

To the extent you have an indirect financial interest in a program as a result of an equity interest in the collaborator, you may identify your equity interests in these entities. Your disclosure should identify the collaborator, your ownership interest and whether you have any control over the collaborator and the development program. If you do not have any control over the entity or the program, you may disclose any license agreements but should not describe their product development program.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 8 and 109 of the Registration Statement.

•	Please delete references to undisclosed programs. If you have a direct material interest in a program, you should identify it.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 8 and 108 of the Registration Statement.

•

Please explain the extent to which you have access to information related to clinical trial results, serious adverse events and ongoing communications with the FDA relating to collaborators’ current programs or the extent to which the collaborator is required to provide you with this information.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 110 of the Registration Statement.

•

With respect to the disclosure on page 107, please expand the discussion of Morphic to describe your interest in Morphic and the clinical trials supporting the IND, including the clinical end points and results.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 107 and 108 of the Registration Statement.

•	Please also disclose the Agios Pharmaceuticals therapies that were approved by the FDA and your financial interest in these therapies.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 108 of the Registration Statement.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 526-6393 or e-mail at cynthia.mazareas@wilmerhale.com. Thank you for your assistance.

Securities and Exchange Commission

Division of Corporation Finance

January 10, 2020

Very truly yours,

/s/ Cynthia T. Mazareas
Cynthia T. Mazareas

cc:	Ramy Farid, Schrödinger, Inc.
Joel Lebowitz, Schrödinger, Inc.